UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December, 2023

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

INTIMATION UNDER REGULATION 30 OF SEBI (LISTING OBLIGATIONS AND DISCLOSURE REQUIREMENTS) REGULATIONS, 2015
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1

Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby furnishes with the United States Securities and Exchange Commission this Report on Form 6-K regarding the intimation dated December 11, 2023 pertaining to appointment of Jayesh Sanghrajka as the Chief Financial Officer and Key Managerial Personnel of the Company effective April 1, 2024 and Resignation of Nilanjan Roy as the Chief Financial Officer and Key Managerial Personnel of the Company effective March 31, 2024.

A copy of the intimation as disseminated by Infosys Limited to the stock exchanges in this regard is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: December 11, 2023	Inderpreet Sawhney General Counsel and Chief Compliance Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Intimation under Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015